SVUQ
Cusip: 85216L

SPUR VENTURES INC. (the "Issuer")

TO: Registered and Non-Registered Shareholders

National Instrument 51-102 provides Shareholders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD&A and (ii) interim financial statements and MD&A of the Issuer. The documents will be accessible under the Issuer's profile at www.sedar.com or at www.spur-ventures.com . However, if you wish to receive any such mailings, please check the applicable box below:

I wish to receive annual financial statements and MD & A	[	]

I wish to receive interim financial statements and MD & A	[	]

COMPLETE AND RETURN THIS FORM TO:

COMPUTERSHARE TRUST COMPANY OF CANADA
Proxy Department
100 University Avenue, 9th Floor
Toronto Ontario M5J 2Y1

Fax: 1-866-249-7775 (Within North America)
        1-416-263-9524 (Outside North America)

Print Name of Shareholder	Signature of Shareholder

Street Address	City/Town/Province/Postal Code

Email Address

Date

By signing this form, I hereby certify that I am a shareholder of the Issuer.